SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑

SIGNATURES

2010 First Quarter Preliminary Operating Results
On April 30, 2010, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2010. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the first quarter of fiscal year 2010 presented herein are currently being reviewed by our independent auditor and are subject to change.
1.	Operating results of KB Financial Group (consolidated)

				% Change		% Change
				Increase		Increase
				(Decrease)		(Decrease)
(Won in millions, %)		1Q 2010	4Q 2009	(Q to Q)	1Q 2009	(Y to Y)
Operating Revenue	Specified Quarter	7,222,445	6,007,998	20.21	12,000,736	(39.82)
	Cumulative	7,222,445	30,446,099	—	12,000,736	(39.82)

Operating Income	Specified Quarter	613,112	70,936	764.32	420,896	45.67
	Cumulative	613,112	651,285	—	420,896	45.67

Income before	Specified Quarter	617,242	41,398	1,390.99	331,956	85.94
Income Taxes	Cumulative	617,242	552,158	—	331,956	85.94

Net Income*	Specified Quarter	572,675	17,837	3,110.60	238,331	140.29
	Cumulative	572,675	539,818	—	238,331	140.29

*	Represents net income for controlling company interests.

2.	Operating results of Kookmin Bank (non-consolidated)

				% Change		% Change
				Increase		Increase
				(Decrease)		(Decrease)
(Won in millions, %)		1Q 2010	4Q 2009	(Q to Q)	1Q 2009	(Y to Y)
Operating Revenue	Specified Quarter	6,639,312	5,557,875	19.46	11,518,912	(42.36)
	Cumulative	6,639,312	28,734,838	—	11,518,912	(42.36)

Operating Income	Specified Quarter	557,702	91,016	512.75	337,199	65.39
	Cumulative	557,702	703,027	—	337,199	65.39

Income before	Specified Quarter	557,439	58,708	849.51	241,255	131.06
Income Taxes	Cumulative	557,439	660,471	—	241,255	131.06

Net Income	Specified Quarter	520,254	17,818	2,819.82	159,140	226.92
	Cumulative	520,254	635,803	—	159,140	226.92

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: April 30, 2010	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Deputy President & CFO